EXHIBIT 99.1

News Release

M. D. Anderson Researchers Demonstrate Power of miRview™ mets to
Identify Tissue of Origin in Carcinoma of Unknown Primary

Study Published in Clinical Cancer Research

PHILADELPHIA and REHOVOT, Israel (May 2, 2011) – Rosetta Genomics, Ltd. (NASDAQ: ROSG), a leading developer and provider of microRNA-based molecular diagnostics, announces that results of a joint study with researchers at the University of Texas, M. D. Anderson Cancer Center show that Rosetta Genomics’ miRview™ mets is a powerful tool to identify Tissue of Origin in Carcinoma of Unknown Primary (CUP) patients.  The study, entitled “microRNA-based diagnosis of Carcinoma of Unknown Primary,” was published online April 29, 2001, and is set to appear in the print edition of Clinical Cancer Research.

The abstract of the study can be viewed at the Clinical Cancer Research website: http://clincancerres.aacrjournals.org/content/early/2011/04/29/1078-0432.CCR-10-2599.full.pdf+html.

This prospective study evaluated the performance of a microRNA-based assay to identify Tissue of Origin in CUP patients using formalin-fixed paraffin-embedded metastatic tissue from 87 patients.  The assay quantitates 48 microRNAs and assigns one of 25 tumor diagnoses using a biologically motivated binary decision tree and a K-Nearest Neighbors classifier. The assay predictions were compared to clinico-pathologic features, and where suitable to therapeutic response.

The study showed that the assay result was consistent or compatible with the clinico-pathologic features in 84% of cases processed successfully. In 65 patients, pathology and immunohistochemistry (IHC) suggested a diagnosis or, more often, a differential diagnosis. Out of those, the assay was consistent or compatible with the clinico-pathological presentation in 55 (85%) cases. Of the 9 patients with non-contributory IHC, the assay provided a Tissue of Origin prediction that was compatible with the clinical presentation in 7 cases.

The study authors concluded, “The microRNA diagnosis was compatible with the clinico-pathologic picture in the majority of cases. microRNA profiling may be particularly helpful in patients where the IHC profile of the metastasis is non-diagnostic or leaves a large differential diagnosis.”

Commenting on the clinical utility for such a microRNA diagnostic, Gauri R. Varadhachary, M. D., Associate Professor, Department of Gastrointestinal Medical Oncology, University of Texas, M. D. Anderson Cancer Center, and lead author of the study, said, “This research has direct application to the future of CUP treatment, which has undergone a paradigm shift from empiric to individualized therapy – it may allow leverage of promising treatments available for known cancers to CUP.  As novel therapies are developed for site-specific cancers, they may be evaluated in appropriate CUP subtypes based on pathologic and profiling results in selected patients.”

Dr. Varadhachary continued, “This study evaluates the role of microRNA profiling in CUP to determine the primary cancer profile and compare the assay results to the clinico-pathologic presentations. There is an unmet need to assess molecular profiling assays in prospective trials with true CUP patients, as currently most data is with known cancers. Accurately identifying Tissue of Origin for patients with CUP may help customize therapy to the putative primary and thereby improve the clinical outcome.”

“This study, along with other post-marketing validation studies conducted by leading cancer centers worldwide, demonstrates the ability of miRview mets to accurately identify the origin of metastases in cancer cases with unknown or uncertain primaries. We believe that, with our mets test, Rosetta has the most extensive published data in peer-reviewed articles on the performance of its assay in true CUP patients as compared to any other currently available molecular test for CUP,” noted Kenneth A. Berlin, President and CEO of Rosetta Genomics. “Our unique microRNA-based technologies have enabled us to recently launch miRview™ mets², and we firmly believe that with its expanded tumor panel and enhanced classifiers, this product will further improve the ability of physicians to accurately diagnose cancer of unknown or uncertain primary origin in order to optimize treatment.”

“With approximately 200,000 CUP and difficult to diagnose metastatic cancer patients per year in the U.S. there is an important clinical need for more accurate identification of the tumor of origin in these patient populations.  Consequently, we will be focusing our U.S. commercial efforts on the miRview mets tests.  We look forward to launching these efforts in the coming weeks and look forward to providing these clinically useful assays to the benefit of these patients,” concluded Mr. Berlin

About miRviewTM  Products
miRview™ are a series of microRNA-based diagnostic products offered by Rosetta Genomics.  miRview™ mets and miRview™ mets² accurately identify the primary tumor site in metastatic cancer and CUP.  miRview™ squamous accurately identifies the squamous subtype of non-small cell lung cancer, which carries an increased risk of severe or fatal internal bleeding and poor response to treatment for certain therapies.  miRview™ meso diagnoses mesothelioma, a cancer connected to asbestos exposure.  miRview™ tests are designed to provide objective diagnostic data; it is the treating physician’s responsibility to diagnose and administer the appropriate treatment.  In the U.S. alone, Rosetta Genomics estimates that approximately 200,000 patients a year may benefit from the miRview™ mets and miRview™ mets² test, 60,000 from miRview™ squamous and 60,000 from miRview™ meso.  The Company’s tests are offered directly by Rosetta Genomics in the U.S., and through distributors around the globe. For more information, please visit www.mirviewdx.com.   Parties interested in ordering the test can contact Rosetta Genomics at (215) 382-9000 ext  309.

About microRNAs
microRNAs (miRNAs) are recently discovered, small RNAs that act as master regulators of protein synthesis, and have been shown to be highly effective biomarkers.  The unique advantage of microRNAs as biomarkers lies in their high tissue specificity, and their exceptional stability in the most routine preservation methods for biopsies, including Formalin Fixed Paraffin Embedded (FFPE) block tissue and fine needle aspirate (FNA) cell blocks. It has been suggested that their small size (19 to 21 nucleotides) enables them to remain intact in FFPE blocks, as opposed to messenger RNA (mRNA), which tends to degrade rapidly. In addition, early preclinical data has shown that by controlling the levels of specific microRNAs, cancer cell growth may be reduced.  To learn more about microRNAs, please visit www.rosettagenomics.com .

About Rosetta Genomics
Rosetta Genomics is a leading developer of microRNA-based molecular diagnostics. Founded in 2000, the company’s integrative research platform combining bioinformatics and state-of-the-art laboratory processes has led to the discovery of hundreds of biologically validated novel human microRNAs. Building on its strong patent position and proprietary platform technologies, Rosetta Genomics is working on the application of these technologies in the development of a full range of microRNA-based diagnostic tools. The company’s first three microRNA-based tests, miRview™ squamous, miRview™ mets and miRview™ meso, are commercially available through its Philadelphia-based CAP-accredited, CLIA-certified lab. To learn more, please visit www.rosettagenomics.com.

Forward-Looking Statements
Various statements in this release concerning Rosetta’s future expectations, plans and prospects, including without limitation, statements relating to the role of microRNAs in human physiology and disease, and the potential of microRNAs in the diagnosis and treatment of disease, constitute forward-looking statements for the purposes of the safe harbor provisions under The Private Securities Litigation Reform Act of 1995. Actual results may differ materially from those indicated by these forward-looking statements as a result of various important factors, including risks related to: Rosetta’s approach to discover microRNA technology and to work on the application of this technology in the development of novel diagnostics and therapeutic tools, which may never lead to commercially accepted products or services; Rosetta’s ability to obtain, maintain and protect its intellectual property; Rosetta’s ability to enforce its patents against infringers and to defend its patent portfolio against challenges from third parties; Rosetta’s need and ability to obtain additional funding to support its business activities; Rosetta’s dependence on third parties for development, manufacture, marketing, sales, and distribution of products; Rosetta’s ability to successfully develop its products and services; Rosetta’s ability to obtain regulatory clearances or approvals that may be required for its products and services; the ability to obtain coverage and adequate payment from health insurers for the products and services comprising Rosetta’s technology; competition from others using technology similar to Rosetta’s and others developing products for similar uses; Rosetta’s dependence on collaborators; and Rosetta’s short operating history; as well as those risks more fully discussed in the "Risk Factors" section of Rosetta’s Annual Report on Form 20-F for the year ended December 31, 20010 as filed with the Securities and Exchange Commission. In addition, any forward-looking statements represent Rosetta’s views only as of the date of this release and should not be relied upon as representing its views as of any subsequent date. Rosetta does not assume any obligation to update any forward-looking statements unless required by law.

Company Contact:	Investor Contacts:
Rosetta Genomics Ken Berlin, President & CEO (215) 382-9000 ext. 326 investors@rosettagenomics.com	Lippert/Heilshorn & Associates Anne Marie Fields (212) 838-3777 afields@lhai.com or Bruce Voss (310) 691-7100 bvoss@lhai.com

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